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                                 EXHIBIT 12.3
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EXHIBIT 12.3
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IKON OFFICE SOLUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

                                                                        Fiscal Year Ended September 30
                                                        ------------------------------------------------------------------
                                                          2000           1999           1998           1997          1996
                                                        --------       --------       --------       -------       -------
Earnings
   Income (loss) from continuing operations                25,960         33,836        (83,050)       122,362       164,893
   Add:
     Provision for income taxes                            55,873         45,555          8,863         90,751       107,984
     Fixed charges                                        272,439        230,375        228,365        192,021       127,970
                                                          -------        -------        -------        -------       -------
     Earnings, as adjusted   (A)                          354,272        309,766        154,178        405,134       400,847
                                                          =======        =======        =======        =======       =======
     Fixed charges
        Other interest expense including interest
         on capital leases                                237,521        197,901        199,816        146,117       105,222
        Estimated interest component of rental
         expense                                           34,918         32,474         28,549         27,203        22,748
        Prepayment penalties on early extinguishment
         of debt                                             -              -              -            18,701          -
                                                          -------        -------        -------        -------       -------
        Total fixed charges                               272,439        230,375        228,365        192,021       127,970

       Preferred stock dividends, as adjusted                -              -            31,798         32,458        36,709
                                                          -------        -------        -------        -------       -------

       Total fixed charges and preferred stock
        dividends (B)                                     272,439        230,375        260,163        224,479       164,679
                                                          =======        =======        =======        =======       =======

     Ratio of earnings to fixed charges
                   (A) divided by (B)                         1.3 (1)        1.3 (2)        0.6 (3)        1.8 (4)       2.4 (5)
                                                          =======        =======        =======        =======       =======

(1) Excluding the effect of the gain on sale of investment, extraordinary gain from the early retirement of debt, shareholder litigation insurance proceeds, restructuring and asset impairment charge, and benefit from discontinued operations, the ratio of earnings to fixed charges for the fiscal year ended September 30, 2000 is 1.6.

(2) Excluding the effect of the asset securitization gain and the shareholder litigation settlement charge, the ratio of earnings to fixed charges for the fiscal year ended September 30 1999 is 1.7.

(3) Excluding the effect of transformation costs and the loss from asset impairment, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1998 is 1.0.

(4) Excluding the effect of transformation costs, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1997 is 2.4.

(5) Excluding the effect of transformation costs, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1996 is 2.6.